Mail Stop 3561

January 19, 2010

Zagros Shahvaran
President
Silicon South, Inc.
251 Jeanell Drive
Suite 3
Carson City, NV 89703

> **Re: Silicon South, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 5, 2009**
> **File No. 000-51906**

Dear Mr. Shahvaran:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief
Office of Beverages, Apparel and
Health Care Services